February 23, 1998

Aegis Value Fund, Inc.
1100 N. Glebe Rd., Suite 1040
Arlington, VA  22201

Dear Sir:

     I am pleased to be an initial investor in the Aegis Value Fund, Inc.
I am committing to invest $20,000.00 in shares of the Fund at the time it commences operations.
     This capital is intended as a long-term investment in the Fund, and it is not a temporary investment for the mere purpose of qualifying the Fund to become effective.
     I look forward to making this initial investment and adding to it in the future.

                                       Sincerely,

                                       William R. Morris, III